Exhibit 99.11

Interim Consolidated Financial Statements

(In thousands of Canadian dollars)

THERATECHNOLOGIES INC.

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of Canadian dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3 - 4

Interim Consolidated Statements of Cash Flows	5

Notes to Interim Consolidated Financial Statements	6 - 15

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of Canadian dollars)

As at February 28, 2018 and November 30, 2017

(Unaudited)

	Note	February 28, 2018	November 30, 2017

Assets

Current assets:
Cash		$1,736	$1,760
Bonds and money market funds		22,400	21,303
Trade and other receivables		6,502	9,737
Inventories	5	9,440	9,339
Prepaid expenses		1,158	1,012
Derivative financial assets		1,442	1,444

Total current assets		42,678	44,595

Non-current assets:
Bonds and money market funds		8,330	9,866
Property and equipment		57	62
Intangible assets		21,182	21,772

Total non-current assets		29,569	31,700

Total assets		$72,247	$76,295

Liabilities

Current liabilities:
Accounts payable and accrued liabilities		$21,416	$23,201
Provisions	6	941	753
Current portion of long-term obligation	7	4,941	4,676

Total current liabilities		27,298	28,630

Non-current liabilities:
Long-term obligation	7	4,521	4,543

Total non-current liabilities		4,521	4,543

Total liabilities		31,819	33,173

Equity

Share capital	8	328,724	328,660
Contributed surplus		15,283	15,115
Deficit		(303,352)	(300,725)
Accumulated other comprehensive (loss) income		(227)	72

Total equity		40,428	43,122

Subsequent event	13

Total liabilities and equity		$72,247	$76,295

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(In thousands of Canadian dollars, except per share amounts)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

	Note		2018	2017

Revenue:
Net sales			$10,217	$9,034
Royalties and licence fees			1	1

Total revenue			10,218	9,035

Operating expenses:
Cost of sales:
Cost of goods sold			1,185	1,086
Other production related (income) costs			(160)	178
Royalties			1,121	786
Research and development expenses			2,398	2,020
Selling and market development expenses	3		6,693	3,767
General and administrative expenses			1,513	1,234

Total operating expenses			12,750	9,071

Loss from operating activities			(2,532)	(36)

Finance income	4		100	65
Finance costs	4		(195)	(2,272)

			(95)	(2,207)

Net loss for the period			(2,627)	(2,243)

Other comprehensive (loss) income, net of tax
Items that may be reclassified to net profit in the future:
Net change in fair value of available-for-sale financial assets, net of tax			(42)	7
Exchange difference on translation			(257)	(305)

			(299)	(298)

Total comprehensive loss for the period			$(2,926)	$(2,541)

Basic and diluted loss per share	8	(b)	$(0.04)	$(0.03)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

For the three-month period ended February 28, 2018

		Share capital				Accumulated Other comprehensive
		Number		Contributed		income
	Note	of shares	Amount	surplus	Deficit	(loss)	Total

			$	$	$	$	$
Balance as at November 30, 2017		74,962,050	328,660	15,115	(300,725)	72	43,122

Total comprehensive loss for the period
Net loss for the period		–	–	–	(2,627)	–	(2,627)
Other comprehensive (loss) income:
Net change in fair value of available-for-sale financial assets, net of tax		–	–	–	–	(42)	(42)
Exchange difference on translation		–	–	–	–	(257)	(257)

Total comprehensive loss for the period		–	–	–	(2,627)	(299)	(2,926)

Transactions with owners, recorded directly in equity
Share based compensation plan:
Share based compensation for stock option plan		–	–	195	–	–	195
Exercise of stock option:
Monetary consideration		15,000	37	–	–	–	37
Attributed value		–	27	(27)	–	–	–

Total contributions by owners		15,000	64	168	–	–	232

Balance as at February 28, 2018		74,977,050	328,724	15,283	(303,352)	(227)	40,428

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity (continued)

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

For the three-month period ended February 28, 2017

					Accumulated
	Share capital				other
	Number		Contributed		comprehensive
Note	of shares	Amount	surplus	Deficit	income	Total

		$	$	$	$	$

Balance as at November 30, 2016	65,996,069	291,529	14,190	(280,667)	1,839	26,891

Total comprehensive income for the period
Net loss for the period	–	–	–	(2,243)	–	(2,243)
Other comprehensive (loss) income:
Net change in fair value of available-for-sale financial assets, net of tax	–	–	–	–	7	7
Exchange differences on translation	–	–	–	–	(305)	(305)

Total comprehensive loss for the period	–	–	–	(2,243)	(298)	(2,541)

Transactions with owners, recorded directly in equity
Issue of common shares	5,323,000	16,501	–	–	–	16,501
Issue of broker options	–	–	183	–	–	183
Share issue costs	–	–	–	(1,608)	–	(1,608)
Exercise of broker warrants	124,000	360	(62)	–	–	298
Share based compensation plan:
Share based compensation for stock option plan	–	–	132	–	–	132
Exercise of stock option:
Monetary consideration	7,834	8	–	–	–	8
Attributed value	–	6	(6)	–	–	–

Total contributions by owners	5,454,834	16,875	247	(1,608)	–	15,514

Balance as at February 28, 2017	71,450,903	308,404	14,437	(284,518)	1,541	39,864

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

	Note	2018	2017

Cash flows from (used in):

Operating:
Net loss		$(2,627)	$(2,243)
Adjustments for:
Depreciation of property and equipment		4	5
Amortization of intangible assets		476	499
Change in deferred revenue		–	(43)
Share-based compensation for stock option plan		195	132
(Reversal of inventory write-downs) write-down of inventories	5	(164)	125
Change in fair value of derivative financial assets		(30)	(297)
Change in fair value of liability related to deferred stock unit plan		30	294
Change in fair value of warrant liability and related exchange loss		–	1,909
Interest income		(100)	(65)
Interest received		136	21
Foreign exchange		(848)	(58)
Accretion expense		282	418

		(2,646)	697
Changes in operating assets and liabilities:
Trade and other receivables		3,129	584
Inventories		20	492
Prepaid expenses		(147)	(24)
Accounts payable and accrued liabilities		(1,688)	610
Provisions		187	201

		1,501	1,863

		(1,145)	2,560
Financing:
Proceeds from issue of common shares		–	16,501
Share issue costs		–	(1,383)
Proceeds from exercise of stock options		37	8
Proceeds from exercise of broker warrants		–	298

		37	15,424
Investing:
Acquisition of bonds and money market funds		(10,923)	(15,659)
Proceeds from sale of bonds and money market funds		11,223	3,890
Acquisition of intangible assets		(21)	–
Proceeds from disposal of derivative financial assets		33	–

		312	(11,769)

Net change in cash		(796)	6,215

Cash, beginning of period		1,760	1,059

Effect of foreign exchange on cash		772	(13)

Cash, end of period		$1,736	$7,261

See Note 9 for other information.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs to promote healthy living and an improved quality of life among HIV patients.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, 5th floor, Montréal, Québec, H3A 1T8.

1.	Basis of preparation:

(a)	Accounting framework:

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2017 and the notes thereto. These interim financial statements have not been reviewed by the Company’s auditors.

These interim financial statements have been authorized for issue by the Company’s Audit Committee on April 4, 2018.

(b)	Summary of accounting policies:

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements as at November 30, 2017.

(c)	Basis of measurement:

The Company’s interim financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

1.	Basis of preparation (continued):

(d)	Use of estimates and judgments:

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2017.

(e)	Functional and presentation currency:

The Company’s functional currency is the United States dollar (“USD”).

These interim financial statements are presented in Canadian dollars (“CAD”) since management believes that this currency is more useful for the users of the financial statements. The exchange difference resulting from the translation is included in “Accumulated other comprehensive income” presented in equity.

All financial information presented in CAD has been rounded to the nearest thousand.

2.	Recent changes in accounting standards:

Amendments adopted

Amendments to IAS 7

On January 7, 2016, the IASB issued Disclosure Initiative (amendments to IAS 7). The amendments require disclosures that enable users of consolidated financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities. The required disclosures are provided in Note 7.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

3.	Selling and market development expenses:

		2018	2017

		$	$
	Selling and market development expenses	6,217	3,268
	Amortization of intangible assets	476	499

		6,693	3,767

4.	Finance income and finance costs:

		2018	2017

		$	$
	Interest income	100	65

	Finance income	100	65

	Accretion expense	(282)	(418)
	Bank charges	5	(9)
	Net foreign currency gain	82	70
	Loss on financial instruments carried at fair value	–	(1,915)

	Finance costs	(195)	(2,272)

	Net finance costs recognized in net profit or loss	(95)	(2,207)

5.	Inventories:

“Cost of sales - other production-related (income) costs” includes the reversal of previously recognized inventory write-down of $161 for the three-month period ended February 28, 2018 (2017 - $125).

“Cost of sales - cost of goods sold” includes the reversal of inventory write-downs of $3 for the three-month period ended February 28, 2018 (2017 - nil).

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

6. Provisions:

	Chargebacks
	and rebates	Returns	Total
	$	$	$
Balance as at November 30, 2017	639	114	753

Provisions made	1,847	26	1,873
Provisions used	(1,682)	(3)	(1,685)

Balance as at February 28, 2018	804	137	941

7. Long-term obligation:

	February 28,	November 30,
	2018	2017
	$	$
Early termination fee	9,462	9,219
Current portion	(4,941)	(4,676)
	4,521	4,543

Under the terms of the agreement terminating the collaboration and licensing agreement with EMD Serono, lnc. (the “EMD Serono Termination Agreement”) entered into on December 13, 2013, the Company agreed to pay an early termination fee of US$20,000 (the “Early Termination Fee”). ln 2015, the Company restructured the amount and payment terms of the Early Termination Fee. Under the new terms, payments totalling US$4,168 were paid in 2015 (previously US$4,000). The remaining annual payments of US$4,000 were unchanged and are due on May 1 of each year beginning on May 1, 2016 up to May 1, 2019, bringing the total Early Termination Fee to US$20,168 as at May 31, 2017, of which US$8,000 remain payable.

The obligation was initially recognized at fair value and is considered Level 3 in the fair value hierarchy for financial instruments. The valuation model considered the present value of expected payments, discounted using a risk-adjusted discount rate. The significant unobservable input used is the risk-adjusted discount rate of 13.5%.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

7.	Long-term obligation (continued):

The movement in the long-term obligation for the current period is as follows:

Balance as at November 30, 2017	$ 9,219

Accretion expense	282
Effect of changes in exchange rate	(39)

Balance as at February 28, 2018	$ 9,462

The long-term obligation of $10,264 (US$8,000) payable consists of the following as at February 28, 2018:

	Capital	Imputed interest	Total

	$	$	$

Less than one year	3,984	1,148	5,132
Between one and five years	4,522	610	5,132

	8,506	1,758	10,264

8.	Share capital:

(a)	Stock option plan:

The Company has established a stock option plan under which it may grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than ten years after the grant date. A maximum number of 6,580,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at February 28, 2018, 2,200,306 options were available to be granted by the Company (February 28, 2017 - 2,395,306).

All options are to be settled by the physical delivery of the shares.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

8.	Share capital (continued):

(a)	Stock option plan (continued):

Changes in the number of options outstanding were as follows:

	Number of options	Weighted average exercise price per option

		$
Options as at November 30, 2016	2,242,369	2.17
Expired	(43,000)	8.23
Exercised (share price: $4.07)	(7,834)	1.01

Options as at February 28, 2017	2,191,535	2.06

Options as at November 30, 2017	2,335,895	2.21
Exercised (share price: $6.83)	(15,000)	2.45

Options as at February 28, 2018	2,320,895	2.21

During the three-month period ended February 28, 2018, $195 (2017 - $132) were recorded as share-based compensation expense for the stock option plan.

No options were granted during the three-month periods ended February 28, 2018 and 2017.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

8.	Share capital (continued):

(b)	Loss per share:

For the three-month period ended February 28, 2018, the calculation of basic loss per share was based on the net loss attributable to common shareholders of the Company of $2,627 (2017 - $2,243), and a weighted average number of common shares outstanding of 74,976,383 (2017 - 71,138,817), calculated as follows:

	February 28,	February 28,
	2018	2017

Issued common shares as at December 1	74,962,050	65,996,069
Effect of share options exercised	14,333	606
Effect of public issue of common shares	–	5,086,422
Effect of broker warrants exercised	–	55,720

Weighted average number of common shares	74,976,383	71,138,817

For the three-month period ended February 28, 2018, 2,320,895 share options and 39,390 broker options, that may potentially dilute earnings per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

9.	Other information:

The Company entered into the following transactions, which had no impact on the cash flows:

	February 28,	November 30,
	2018	2017
	$	$

Additions to intangible assets included in accounts payable and accrued liabilities	–	20
Share issue costs included in contributed surplus	–	183
Issue of common shares - TaiMed	–	4,001
Reclassification of warrant liability to share capital upon exercise of common share purchase warrants	–	8,348

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

10.	Financial instruments:

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2017.

11.	Determination of fair values:

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value:

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities:

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and liabilities are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

Long-term obligation:

The obligation was initially recognized at fair value and is considered Level 3 in the fair value hierarchy for financial instruments. The valuation model considered the present value of expected payments discounted using a risk-adjusted discount rate. The significant unobservable input used is the risk-adjusted discount rate of 13.5%. The Company has determined that the carrying value of the obligation approximates its fair value.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

11.	Determination of fair values (continued):

Share-based payment transactions:

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The fair value (Level 2) of the share-based payment arrangement to purchase the commercialization rights of Trogarzo™ was determined using the fixed value to be paid in common shares. That value will remain the same even if the Company’s common share price fluctuates on the market.

The deferred stock units liability of $1,420 included in Accounts payable and accrued liabilities is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

12.	Operating segments:

The Company has a single operating segment. Almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2018	2017
	$	$

RxCrossroads	10,078	8,891

Others	140	144

	10,218	9,035

All of the Company’s non-current assets are located in Canada as is the Company’s head office.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Three-month periods ended February 28, 2018 and 2017

(Unaudited)

13.	Subsequent event:

The U.S. Food and Drug Administration approved Trogarzo™, on March 6, 2018, for heavily treatment-experienced adults with multidrug resistant human immunodeficiency virus type 1 infection failing their current antiretroviral regimen.